UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Final Amendment)
ZIOPHARM Oncology, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98973P101
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 98973P101
1	NAMES OF REPORTING PERSONS. Millennium Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,059,228
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,059,228
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,059,228
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 98973P101
1	NAMES OF REPORTING PERSONS. Millenco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO, BD

SCHEDULE 13D

CUSIP No. 98973P101
1	NAMES OF REPORTING PERSONS. Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,059,228
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,059,228
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,059,228
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 98973P101
1	NAMES OF REPORTING PERSONS. Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,059,228
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,059,228
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,059,228
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Introduction

   This Final Amendment ("Final Amendment to Schedule 13D"), amends and restates Amendment No. 1 to Schedule 13D filed on February 27, 2007 ("Amendment No. 1 to Schedule 13D"), by the Reporting Persons (as defined in Item 2, below), relating to their beneficial ownership of the common stock, par value $0.001 per share ("Common Stock"), of ZIOPHARM Oncology, Inc., a Delaware corporation (the "Issuer").

   This Final Amendment to Schedule 13D is being filed to report a material change in the number of shares of the Issuer’s Common Stock beneficially owned or deemed to be beneficially owned by Millennium Partners, L.P., Millennium Management LLC and Israel A. Englander, as the case may be, and the percentage of class represented by such ownership since the filing of Amendment No. 1 to Schedule 13D. In addition, as of the date of this Final Amendment to Schedule 13D, Millenco LLC is no longer the beneficial owner of any shares of the Issuer’s Common Stock.

Item 1.      Security and Issuer.

   The name of the Issuer is ZIOPHARM Oncology, Inc. The address of the Issuer’s offices is 1180 Avenue of the Americas, 19th Floor, New York, New York 10036. This Final Amendment to Schedule 13D relates to the Issuer’s Common Stock.

Item 2.      Identity and Background.

   (a)-(c), (f).  This Final Amendment to Schedule 13D is being filed by Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners") and Millenco LLC, a Delaware limited liability company ("Millenco"). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ.

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of Millennium Partners, and may be deemed to have shared voting control and investment discretion over securities owned by Millennium Partners. Israel A. Englander, a United States citizen ("Mr. Englander"), is the managing member of Millennium Management. Consequently, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Millennium Partners. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Millennium Partners.

   The business address for Millennium Partners, Millenco and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103. The business address for Millennium Management is 666 Fifth Avenue, New York, New York 10103.

   Millennium Partners, Millenco, Millennium Management and Mr. Englander will be collectively referred to as the reporting persons ("Reporting Persons") in this Final Amendment to Schedule 13D.

   (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act and the Securities Exchange Act, and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   The amount of funds used to purchase the 853,083 shares of the Issuer’s Common Stock held by Millennium Partners was approximately $4,089,897, calculated on an average cost basis (excluding brokerage commissions), by account. Millennium Partners acquired the warrant to purchase 129,590 shares of the Issuer’s Common Stock (for no additional consideration) in connection with that certain Subscription Agreement dated May 3, 2006 between the Issuer and Millennium Partners in which Millennium Partners expended approximately $2,000,000 to acquire 431,965 shares of Common Stock and 129,590 warrants to purchase the Issuer’s Common Stock. Millennium Partners acquired the warrant to purchase 76,555 shares of the Issuer’s Common Stock (for no additional consideration), in connection with that certain Securities Purchase Agreement dated as of February 16, 2007 between the Issuer and Millennium Partners in which Millennium Partners expended approximately $2,000,000 to acquire 382,775 shares of Common Stock and 76,555 warrants to purchase the Issuer’s Common Stock. Millennium Partners and Millenco effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to Millennium Partners and Millenco as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this Final Amendment to Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the date of this Final Amendment to Schedule 13D, Millennium Partners is the beneficial owner of 1,059,228 shares of the Issuer’s Common Stock consisting of: i) 853,083 shares of the Issuer’s Common Stock; ii) 129,500 shares of the Issuer’s Common Stock issuable upon the exercise of a warrant dated May 3, 2006; and iii) 76,555 shares of the Issuer’s Common Stock issuable upon the exercise of a warrant dated February 23, 2007.

   Millennium Management, as the general partner of Millennium Partners, may be deemed to beneficially own the above described shares of the Issuer’s Common Stock beneficially owned by Millennium Partners.

   Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the above described shares of the Issuer’s Common Stock beneficially owned by Millennium Partners.

   Accordingly, as of the date of this filing, Mr. Englander and Millennium Management may be deemed to be beneficial owners of 1,059,228 shares or 4.8% of the Issuer’s Common Stock. The calculation of the foregoing percentage is on the basis of 21,848,464 shares of Common Stock outstanding as of May 14, 2009, as per the Issuer’s Form 10-Q dated May 14, 2009.

   The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares of the Issuer’s Common Stock beneficially owned by Millennium Partners.

   (b)  Millennium Partners holds shared power to vote and to dispose of the 1,059,228 shares of the Issuer’s Common Stock described in (a) above. Millennium Management and Mr. Englander may be deemed to hold shared power to vote and to dispose of the 1,059,228 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares of the Issuer’s Common Stock beneficially owned by Millennium Partners.

   (c)  Transactions in the Issuer’s Common Stock during the past 60 days: Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock during the past 60 days by the Reporting Persons. All of the transactions in the Issuer’s Common Stock were effected by either Millennium Partners, Millenco or Integrated Core Strategies (US) LLC, an affiliate of the Reporting Persons, in the open market. Some of the sales listed above were short sales.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Final Amendment to Schedule 13D.

   (e)  On June 11, 2009, the Reporting Persons ceased to beneficially own in excess of 5% of the Issuer’s Common Stock. However, the Reporting Persons deem June 15, 2009 to be the relevant date of event for this Final Amendment to Schedule 13D, as it is the date on which a material change in the number of shares beneficially owned or deemed to be beneficially owned (as the case may be), and the percentage of class represented by such ownership since the filing of Amendment No. 1 to Schedule 13D occurred.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with arrangements with Millennium Partners’ and Millenco’s prime brokers, such prime brokers are permitted to lend securities in Millennium Partners’ and Millenco’s accounts to the extent permitted by debit balances in such accounts. Millennium Partners and Millenco generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Millennium Partners and Millenco (or their prime brokers), may borrow securities to satisfy delivery obligations arising from short sales. In addition, Millenco may lend securities to third parties and such loans generally may be recalled upon demand, but may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by Millenco. Similarly, it should also be noted that shares lent by Millennium Partners’ and Millenco’s, prime brokers may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by Millennium Partners or Millenco (as the case may be).

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of June 17, 2009, by and among Millennium Partners, L.P., Millenco LLC, Millennium Management LLC and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2009

MILLENNIUM PARTNERS, L.P. By: Millennium Management LLC, its general partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of ZIOPHARM Oncology, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 17, 2009

MILLENNIUM PARTNERS, L.P. By: Millennium Management LLC, its general partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock during the past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
5/13/2009	(970)	0.74
5/13/2009	(500)	0.74
5/13/2009	(500)	0.74
5/13/2009	(400)	0.74
5/13/2009	(300)	0.74
5/13/2009	(200)	0.74
5/13/2009	(200)	0.74
5/13/2009	(100)	0.74
5/13/2009	(100)	0.74
5/13/2009	(100)	0.74
5/13/2009	(100)	0.74
5/13/2009	(100)	0.74
5/13/2009	(100)	0.74
5/19/2009	(3,800)	0.96
5/20/2009	(3,300)	0.97
5/20/2009	(1,100)	0.97
5/20/2009	(300)	0.97
5/20/2009	(200)	0.97
5/20/2009	(100)	0.97
5/21/2009	(200)	1.2
5/21/2009	(100)	1.2
5/21/2009	(100)	1.21
5/21/2009	(100)	1.21
5/21/2009	(100)	1.21
5/21/2009	(100)	1.21
5/21/2009	(100)	1.21
5/26/2009	(2,168)	1.4
5/26/2009	(1,900)	1.39
5/26/2009	(1,300)	1.39
5/26/2009	(658)	1.38
5/26/2009	(500)	1.39
5/26/2009	(500)	1.4
5/26/2009	(330)	1.4
5/26/2009	(320)	1.39
5/26/2009	(300)	1.38
5/26/2009	(300)	1.38
5/26/2009	(300)	1.38
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.37
5/26/2009	(200)	1.38
5/26/2009	(200)	1.39
5/26/2009	(200)	1.39
5/26/2009	(200)	1.39
5/26/2009	(200)	1.39
5/26/2009	(200)	1.39
5/26/2009	(200)	1.39
5/26/2009	(200)	1.39
5/26/2009	(200)	1.39
5/26/2009	(200)	1.39
5/26/2009	(170)	1.4
5/26/2009	(150)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.38
5/26/2009	(100)	1.39
5/26/2009	(100)	1.39
5/26/2009	(100)	1.39
5/26/2009	(92)	1.38
5/26/2009	(80)	1.39
5/26/2009	(20)	1.39
5/29/2009	(3,300)	1.59
5/29/2009	(2,500)	1.64
5/29/2009	(1,900)	1.63
5/29/2009	(1,500)	1.64
5/29/2009	(1,400)	1.58
5/29/2009	(1,400)	1.64
5/29/2009	(800)	1.59
5/29/2009	(800)	1.64
5/29/2009	(800)	1.64
5/29/2009	(800)	1.69
5/29/2009	(800)	1.69
5/29/2009	(700)	1.59
5/29/2009	(601)	1.59
5/29/2009	(534)	1.64
5/29/2009	(500)	1.63
5/29/2009	(400)	1.58
5/29/2009	(400)	1.59
5/29/2009	(400)	1.64
5/29/2009	(400)	1.69
5/29/2009	(366)	1.64
5/29/2009	(300)	1.59
5/29/2009	(300)	1.64
5/29/2009	(200)	1.59
5/29/2009	(200)	1.59
5/29/2009	(200)	1.59
5/29/2009	(200)	1.64
5/29/2009	(200)	1.64
5/29/2009	(200)	1.64
5/29/2009	(200)	1.64
5/29/2009	(200)	1.64
5/29/2009	(200)	1.64
5/29/2009	(200)	1.64
5/29/2009	(200)	1.64
5/29/2009	(200)	1.64
5/29/2009	(200)	1.64
5/29/2009	(200)	1.74
5/29/2009	(200)	1.74
5/29/2009	(200)	1.74
5/29/2009	(200)	1.74
5/29/2009	(200)	1.74
5/29/2009	(200)	1.74
5/29/2009	(199)	1.59
5/29/2009	(100)	1.58
5/29/2009	(100)	1.58
5/29/2009	(100)	1.58
5/29/2009	(100)	1.59
5/29/2009	(100)	1.59
5/29/2009	(100)	1.59
5/29/2009	(100)	1.59
5/29/2009	(100)	1.59
5/29/2009	(100)	1.59
5/29/2009	(100)	1.59
5/29/2009	(100)	1.59
5/29/2009	(100)	1.59
5/29/2009	(100)	1.59
5/29/2009	(100)	1.63
5/29/2009	(100)	1.63
5/29/2009	(100)	1.63
5/29/2009	(100)	1.64
5/29/2009	(100)	1.64
5/29/2009	(100)	1.64
5/29/2009	(100)	1.64
5/29/2009	(100)	1.64
5/29/2009	(100)	1.64
5/29/2009	(100)	1.64
5/29/2009	(100)	1.64
5/29/2009	(100)	1.64
5/29/2009	(100)	1.64
5/29/2009	(100)	1.64
5/29/2009	(100)	1.64
5/29/2009	(100)	1.64
5/29/2009	(100)	1.64
5/29/2009	(100)	1.64
5/29/2009	(100)	1.64
5/29/2009	(100)	1.64
5/29/2009	(100)	1.69
5/29/2009	(100)	1.69
5/29/2009	(100)	1.69
5/29/2009	(100)	1.69
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(100)	1.74
5/29/2009	(20)	1.74
6/1/2009	(800)	2
6/1/2009	(500)	2.06
6/1/2009	(400)	1.99
6/1/2009	(400)	2
6/1/2009	(300)	1.85
6/1/2009	(300)	1.95
6/1/2009	(300)	1.95
6/1/2009	(300)	2.02
6/1/2009	(300)	2.03
6/1/2009	(300)	2.05
6/1/2009	(300)	2.11
6/1/2009	(200)	1.85
6/1/2009	(200)	1.96
6/1/2009	(200)	1.97
6/1/2009	(200)	1.97
6/1/2009	(200)	2.01
6/1/2009	(200)	2.09
6/1/2009	(100)	1.85
6/1/2009	(100)	1.95
6/1/2009	(100)	1.95
6/1/2009	(100)	1.95
6/1/2009	(100)	1.95
6/1/2009	(100)	1.95
6/1/2009	(100)	1.96
6/1/2009	(100)	1.97
6/1/2009	(100)	1.97
6/1/2009	(100)	1.97
6/1/2009	(100)	1.98
6/1/2009	(100)	1.98
6/1/2009	(100)	1.98
6/1/2009	(100)	1.98
6/1/2009	(100)	1.98
6/1/2009	(100)	1.98
6/1/2009	(100)	1.98
6/1/2009	(100)	1.98
6/1/2009	(100)	1.98
6/1/2009	(100)	1.98
6/1/2009	(100)	1.98
6/1/2009	(100)	1.98
6/1/2009	(100)	1.98
6/1/2009	(100)	1.98
6/1/2009	(100)	1.98
6/1/2009	(100)	1.98
6/1/2009	(100)	1.98
6/1/2009	(100)	1.98
6/1/2009	(100)	1.98
6/1/2009	(100)	1.99
6/1/2009	(100)	1.99
6/1/2009	(100)	1.99
6/1/2009	(100)	2
6/1/2009	(100)	2
6/1/2009	(100)	2.01
6/1/2009	(100)	2.01
6/1/2009	(100)	2.01
6/1/2009	(100)	2.02
6/1/2009	(100)	2.02
6/1/2009	(100)	2.02
6/1/2009	(100)	2.02
6/1/2009	(100)	2.03
6/1/2009	(100)	2.03
6/1/2009	(100)	2.03
6/1/2009	(100)	2.03
6/1/2009	(100)	2.05
6/1/2009	(100)	2.05
6/1/2009	(100)	2.05
6/1/2009	(100)	2.05
6/1/2009	(100)	2.06
6/1/2009	(100)	2.06
6/1/2009	(100)	2.09
6/1/2009	(100)	2.09
6/1/2009	(100)	2.09
6/1/2009	(100)	2.09
6/1/2009	(100)	2.09
6/1/2009	(100)	2.11
6/1/2009	(100)	2.11
6/1/2009	(100)	2.11
6/1/2009	(100)	2.11
6/4/2009	(4,400)	1.84
6/4/2009	(300)	1.81
6/4/2009	(200)	1.84
6/4/2009	(200)	1.85
6/4/2009	(200)	1.88
6/4/2009	(115)	1.82
6/4/2009	(100)	1.82
6/4/2009	(100)	1.82
6/4/2009	(100)	1.83
6/4/2009	(100)	1.84
6/4/2009	(100)	1.84
6/4/2009	(100)	1.84
6/4/2009	(100)	1.84
6/4/2009	(100)	1.84
6/4/2009	(100)	1.84
6/4/2009	(100)	1.84
6/4/2009	(100)	1.85
6/4/2009	(100)	1.88
6/4/2009	(85)	1.82
6/5/2009	(5,000)	1.83
6/5/2009	(4,600)	1.86
6/5/2009	(3,700)	1.89
6/5/2009	(2,400)	1.83
6/5/2009	(1,600)	1.9
6/5/2009	(1,000)	1.89
6/5/2009	(900)	1.85
6/5/2009	(800)	1.84
6/5/2009	(800)	1.84
6/5/2009	(588)	1.87
6/5/2009	(300)	1.89
6/5/2009	(200)	1.83
6/5/2009	(200)	1.86
6/5/2009	(200)	1.86
6/5/2009	(200)	1.86
6/5/2009	(200)	1.86
6/5/2009	(200)	1.9
6/5/2009	(200)	1.9
6/5/2009	(173)	1.9
6/5/2009	(100)	1.83
6/5/2009	(100)	1.83
6/5/2009	(100)	1.83
6/5/2009	(100)	1.84
6/5/2009	(100)	1.84
6/5/2009	(100)	1.84
6/5/2009	(100)	1.84
6/5/2009	(100)	1.84
6/5/2009	(100)	1.85
6/5/2009	(100)	1.85
6/5/2009	(100)	1.86
6/5/2009	(100)	1.86
6/5/2009	(100)	1.86
6/5/2009	(100)	1.86
6/5/2009	(100)	1.86
6/5/2009	(100)	1.86
6/5/2009	(100)	1.86
6/5/2009	(100)	1.87
6/5/2009	(100)	1.87
6/5/2009	(100)	1.87
6/5/2009	(100)	1.87
6/5/2009	(78)	1.87
6/5/2009	(34)	1.87
6/8/2009	(2,600)	1.81
6/8/2009	(2,200)	1.81
6/8/2009	(1,500)	1.8
6/8/2009	(1,500)	1.85
6/8/2009	(1,300)	1.84
6/8/2009	(600)	1.84
6/8/2009	(500)	1.87
6/8/2009	(500)	1.87
6/8/2009	(500)	1.87
6/8/2009	(500)	1.91
6/8/2009	(400)	1.81
6/8/2009	(400)	1.86
6/8/2009	(400)	1.87
6/8/2009	(383)	1.87
6/8/2009	(300)	1.81
6/8/2009	(300)	1.87
6/8/2009	(237)	1.9
6/8/2009	(200)	1.85
6/8/2009	(100)	1.8
6/8/2009	(100)	1.8
6/8/2009	(100)	1.81
6/8/2009	(100)	1.81
6/8/2009	(100)	1.81
6/8/2009	(100)	1.81
6/8/2009	(100)	1.81
6/8/2009	(100)	1.83
6/8/2009	(100)	1.84
6/8/2009	(100)	1.84
6/8/2009	(100)	1.85
6/8/2009	(100)	1.87
6/8/2009	(100)	1.87
6/8/2009	(100)	1.9
6/8/2009	(100)	1.9
6/8/2009	(85)	1.81
6/8/2009	(63)	1.9
6/8/2009	(17)	1.87
6/8/2009	(15)	1.81
6/9/2009	(5,100)	1.890392157
6/9/2009	(600)	1.91
6/10/2009	(4,100)	1.850731707
6/11/2009	(10,500)	1.87952381
6/11/2009	(7,100)	1.917605634
6/11/2009	(1,911)	1.87
6/11/2009	(400)	1.87
6/12/2009	(5,000)	1.85

Notes:  All of the above transactions in the Issuer’s Common Stock were effected by either Millennium Partners, Millenco or Integrated Core Strategies (US) LLC, an affiliate of the Reporting Persons, in the open market. Some of the sales listed above were short sales.